April 23, 2010

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:        Healthy Fast Food, Inc.
Registration Statement on Form S-1
Filed on December 31, 2010
File No. 333-164096

Dear Ms. Ravitz:

On behalf of Healthy Fast Food, Inc. (the “Company” or “HFFI”), Amendment No. 1 to the registration statement on Form S-1 is being filed.

The comments of the Staff in its letter dated January 27, 2010, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.  The numbers circled in the margin correspond to the number of the comment.

General

1.
We note the outstanding comment issued in our letter dated June 12, 2009 regarding the post-effective amendment to Form S-1 filed on June 4, 2009 and that this post-effective amendment was never declared effective.  The Form S-1 that was declared effective on March 18, 2008 contained financial statements dated December 31, 2007.  A prospectus must be updated by post-effective amendment or via incorporation by reference if it is in use beyond nine months after its effective date and if the audited balance sheet is more than 16 months old.  See Rule 427 of Regulation C under the Securities Act.  Please confirm that you did not use the Form S-1 declared effective on March 18, 2008 after the date after which financials were no longer updated.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
April 23, 2010

Response:   The undersigned, on behalf of the Company, confirms that the Form S-1 declared effective on March 18, 2008 was not used after the date after which the financials were no longer updated.

2.	Please also tell us whether you intend to withdraw the registration statement referred to in the prior comment or take some other action.

Response:  The registration statement referred to in the prior comment registered units, consisting of stock and warrants, for sale in the Company’s initial public offering.  The warrants do not expire until March 2013 and are not “in the money” at this time.  The Company wishes to defer taking any action on the registration statement, with the hope that the trading price of the stock will increase prior to the expiration of the warrants.

3.
Please provide a basis for qualitative statements made throughout the prospectus regarding your business or the industry, such as “growing demand for foods with lower-fat and better nutritional content” and “recent growth in the frozen yogurt industry” on page four and “demand for high-quality healthy foods, in particular healthy fast foods, is increasing,” “growing demand for healthy food,” and “large and growing” frozen yogurt industry on page 24.  Additionally, we note that statements regarding the growth of the frozen yogurt industry are based on The U.S. Market for Ice Cream and Related Frozen Desserts report published in 2007.  Please revise to provide a more up-to-date source of information.

Response: The industry information on page 25 has been updated. It cites a report by Packaged Facts as the source for the information.

4.	Provide an explanation of what the graphics mean to you. To the extent the graphics represent facilities not actually owned by you, please remove them.

Response: Complied. See the inside front cover to the prospectus.

Registration Statement Cover Page

5.
Please revise footnote 3 to the fee table to track the requirements of Rule 416, namely that you are registering an additional indeterminate number of securities as may become issuable pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions.

Response:  Complied.  See the registration cover page.

Outside Front Cover Page of Prospectus

6.	Please provide a price at which you intend to sell the units.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
April 23, 2010

Response: Complied. See the front cover page of the prospectus.

7.	Please clarify that there is no guarantee that the common stock and Class C warrants underlying the units will be quoted separately 30 days after the date of the prospectus.

Response: Complied. See the third paragraph of the front cover page of the prospectus.

Prospectus Summary, page 4

8.
Revise the forepart of your summary to disclose your losses and assets for the most recent fiscal year reported and stub period.  Also briefly describe the transactions and timing of your acquisition of U-Swirl and your short experience with “Fresh and Fast.”

Response: Complied. See page 4.

9.
You state that you “anticipate signing area development agreements or franchise agreements for areas in California and Nevada in 2010.”  Please state the status of the negotiations of these agreements. Also, briefly explain what such an agreement provides.

Response:   The timing of these negotiations is uncertain.  Therefore, disclosure concerning these possible agreements has been removed and is now limited to signed agreements.   See page 4.

Risk Factors, page 7

10.
Please remove the statement that “you should carefully review our filings with the Securities and Exchange Commission and other disclosures made by us which describe additional risk factors.”  All material risks should be discussed in this section.  If risks are not deemed material then they should not be mentioned.

Response:  Complied.  See page 7.

11.	We note that your working capital has decreased from $3,297,263 as of December 31, 2008 to $587,591 as of September 30, 2009. Please include a risk factor addressing your current financial position.

Response: Complied. See page 7.

12.	Revise to discuss the impact of the current global economic downturn on consumers’ discretionary budgets, especially as it relates to restaurant spending.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
April 23, 2010

Response:  There are two risk factors that address this issue on page 9 – one with the heading, “We face risks associated with changes in customer tastes and preferences, spending patterns and demographic trends” and the other with the heading, “All of our company-owned operations are currently concentrated in one geographic area, making us vulnerable to downturns in the local economy.”

We expect to incur losses in the near future, page 8

13.	Revise to quantify the expected near term added capital expenditures.

Response:  The Company’s position on capital expenditures has changed since the initial filing of this registration statement.  See the first risk factor on page 7.

Forward Looking Statements, page 13

14.
Please revise to remove the statement that you do not take responsibility for the accuracy or completeness of forward looking statements.  Although forward looking statements may be identified as such and you may not have an obligation to make correcting updates, such a broad disclaimer of disclosure responsibility is inappropriate.

Response:  Complied.  See page 13.

Use of Proceeds, page 14

15.	Please expand your use of proceeds section to discuss the number of additional cafes that you plan to open. Discuss how the proceeds are to be allocated across this expansion.

Response: Complied. See page 14.

Market for Common Equity and Related Stockholder Matters, page 16

16.	Revise as appropriate to disclose whether low trading volume may reflect upon the numbers provided.

Response: The Company does not believe it can comment on whether low trading volume impacts the market prices for its securities.

Management’s Discussion and Analysis, page 18

Year Ended December 31, 2008, page 19

17.	Please explain what services were provided by the investor relations firm discussed on page 19.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
April 23, 2010

Response:  Complied.  See page 19.

Liquidity and Financial Condition, page 20

18.
We note the disclosure in your “Plan of Operations” that you “plan to have 30 to 50 U-Swirl cafes operating by the end of 2010.”  Please explain the demands on liquidity that will accompany the implementation of this growth strategy.  Discuss expenditures such as construction, equipment purchases, and hiring employees, the timing of such demands, the amount of the funding required, the expected sources of funding and the impact on the company if the funding cannot be obtained.  Please also discuss your planned sources of capital to pay your lease commitments.

Response:  Due to the Company’s existing working capital position, it has changed its plans with regard to capital expenditures.   See the discussion under “Plan of Operations” on page 21.

Business, page 24

19.	Please disclose the sources and availability of raw materials and the names of principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Response:  Complied.  See page 27.

20.
We note that you have securities registered pursuant to 12(g) of the Securities Exchange Act of 1934.  Please disclose that you file reports with the Securities and Exchange Commission.  Identify the reports and other information you file with the Commission.  See Item 101(h)(5)(ii) of Regulation S-K.

Response:  Complied.  See page 49.

21.
On page 26 you discuss your strategy to “to contact individuals or entities that have previously developed franchises with our management team in other concepts.”  You refer to Blockbuster Entertainment, Taco Boy, Olde English Fish and Chips, Mom’s Ice Cream, Pizza Hut, Papa John’s, and Hallmark.  Please remove references to such companies unless you have entered into agreements with these companies.

Response: Complied. See page 26.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
April 23, 2010

22.
In addition, discuss whether Henry Cartwright maintains current contacts with former franchisees and if these contacts are maintained by Terry or Dana Cartwright or other officers and directors of the company.

Response:  Complied.  See page 26.

23.
Please discuss the continued operating losses of your EVOS restaurants and the closing of your Fresh and Fast restaurants in light of your disclosure on page 24 that you believe “demand for high-quality healthy foods, in particular healthy fast foods, is increasing.”

Response: Complied. See page 30.

Management, page 30

24.
Please clearly disclose the business experience during the past five years for Phillip deMena.  Additionally, clarify the “brief period” during which Jeff D. Burton did not serve as the Chief Financial Officer of Pulse Systems, Inc.

Response:  Complied.  See page 31 for revised disclosure about Mr. deMena.  Mr. Burton is no longer a director of the Company and information about his business background has been removed from the document.

Executive Compensation, page 33

25.	Please provide updated 2009 executive compensation information in your next amendment.

Response: Complied. See pages 33 and 34.

26.
In a narrative disclosure to the summary compensation table please disclose the material terms of the stock options granted to Henry E. Cartwright, including the number of options granted and the date of exercisability.  See Item 402(o)(4) of Regulation S-K.

Response: Complied. See page 34.

27.
Please tell us why it appears that the same options are listed as both “Exercisable” and “Unexercisable” in the Outstanding Equity Awards at Fiscal Year End table.  We note that footnote one to the table indicates that the “Unexercisable” options vested on March 1, 2009.

Response: 53,125 options should have appeared in the “Exercisable” column only. This has been corrected. See page 34.

28.
Please tell us when you began paying the monthly compensation disclosed on page 34 to Henry E. Cartwright, Ulderico Conte, and Terry A. Cartwright.  Additionally, please file these employment agreements as exhibits to your next amendment.

Response:  Complied as to the disclosure. See page 34.  There are no employment agreements between the Company and Henry E. Cartwright, Ulderico Conte or Terry A. Cartwright.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
April 23, 2010

Equity Compensation Plan, page 37

29.
We note that you have chosen to provide disclosure pursuant to Item 201(d) of Regulation S-K.  Please update the equity compensation plan information as of the end of the most recently completed fiscal year.  See Item 201(d)(1).

Response: Complied. See page 37.

Certain Relationships and Related Transactions, page 37

30.
We note the outstanding comment on your post effective amendment to Form S-1 filed on June 4, 2009.  Please disclose here, and in the related section of the summary on page 4, your valuation of the use of the Henderson, Nevada location for training purposes.  Because no formal valuation was performed, as you represented in your letter to the staff on June 4, 2009, please specifically disclose that fact, and provide an explanation of the perceived value by you in these sections.

Response:  Complied.  See page 39.  Please note that a description of the details of the U-Swirl concept acquisition no longer appears in the Summary on page 4, as the Company believes that investors are more interested in what the Company has done to market or develop the concept.

31.	In this section please disclose any material underwriting discounts and commissions upon the sale of the securities by Paulson Investment Company, Inc. See Instruction 1 to Item 404(d).

Response: Complied. See page 39.

32.	Please disclose the employment arrangements and compensation for Terry and Dana Cartwright, the children of Henry E. Cartwright.

Response:   Complied.  See page 39.

Description of Securities, page 39

33.
We note reference in this section to preferred stock, class A and B warrants, underwriter’s warrants, warrants to an investor relations firm, “other warrants,” the 2007 Stock Option Plan, “authorized but unissued shares,” and undesignated preferred stock.  Please clarify to identify the securities that are being registered.

Response: Complied. See pages 42 and 43.

34.	Please provide the disclosure required by Item 202(c) of Regulation S-K.

Response: Complied. See pages 40 and 41.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
April 23, 2010

35.	Please provide the disclosure required by Instruction 4.A and C to Item 202.

Response:  Complied.  See page 41.  Please note that the Company will disseminate a press release through Business Wire or some other similar service.  The Company cannot control or determine which newspapers decide to print the press release.

Recent Sales of Unregistered Securities, page II-2

36.
For each transaction for other than cash state the value of the consideration received.  This applies to transactions involving services and the September 30, 2008 transaction for the U-Swirl frozen yogurt concept.

Response: Complied. See page II-2.

37.	Please state the exemption from registration claimed for the November 2009 transaction for 21,244 shares of common stock.

Response: Complied. See page II-2.

38.
We note the Form D filed on November 9, 2009 giving notice to securities sold in the amount of $105,305 to seven investors.  You indicate on page II-2 that from October 2009 through November 2009 securities in the amount of $176,250 were sold to 11 investors pursuant to Rule 506 to Regulation D.  Please revise to correct this apparent conflict or advise.

Response: The Company sold to 4 additional investors after the Form D was filed on November 9, 2009. The amounts appearing on page II-2 are correct.

Consolidated Financial Statements

39.
Please revise your audited financials to reflect discontinued operations.  See FASB ASC 205-20-45-1 through 45-3.  Additionally, please revise your MD&A to discuss your results of operations on a discontinued operations basis.

Response: Complied. The audited financial statements reflect discontinued operations as required by FASB ASC 205-20-45-1 through 45-3. Also, see page 19.

Exhibits

40.	Please file as an exhibit to your next amendment the area development agreement for the development of 23 cafes in the Phoenix metropolitan statistical area, as disclosed on page 24.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
April 23, 2010

Response:  The area development agreements for the Phoenix area and Monmouth County, New Jersey were filed as exhibits to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009, which was filed on March 31, 2010.  See Exhibits 10.3 and 10.4.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	Healthy Fast Food, Inc.
L.L. Bradford & Company, LLC
Holland & Knight LLP